Exhibit 99.4

ShangPharma Corporation

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: SHP)

Ballot for the Annual General Meeting

Held on October 14, 2011

(or any adjourned or postponed meeting thereof)

I/We                                                          of                                                              , being the registered holder of             ordinary shares 1, par value US$0.001 per share, of ShangPharma Corporation (the “Company”), hereby cast my ballot as follows:

No.	ORDINARY RESOLUTIONS	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the adoption and ratification of the 2011 Share Incentive Plan.
2	The resolution as set out in Item 2 of the Notice of Annual General Meeting regarding the adoption and ratification of the 2010 Share Incentive Plan.

Signature(s)[3]

[1]

Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

1